Exhibit 99.2

December 2, 2007

Focus Energy Trust
FET Resources Ltd.
3300, 205 5th Avenue S.W.
Calgary, Alberta  T2P 2V7

Attention:            Derek W. Evans
                      President and Chief Executive Officer

Dear Sir:

Re:           Proposed Business Combination

This letter sets forth the agreement between Enerplus Resources Fund ("Enerplus"), EnerMark Inc. ("EnerMark"), Focus Energy Trust ("Focus") and FET Resources Ltd. ("FET Resources") with respect to a proposed transaction (the "Transaction") to combine Enerplus and Focus.

1.	Structure of the Transaction and Exchange Ratio

Pursuant to the Transaction, holders of trust units ("Focus Units") of Focus will receive, for each Focus Unit, 0.425 of a trust unit ("Enerplus Unit") of Enerplus.  Holders of Class B limited partnership units ("Focus Exchangeable LP Units") of Focus Limited Partnership ("Focus LP") will not exchange such securities for Enerplus Units pursuant to the Transaction, but pursuant to the Transaction the Focus Exchangeable LP Units will be exchangeable for Enerplus Units, with the exchange ratio of the Focus Exchangeable LP Units adjusted for the 0.425 exchange ratio contemplated in the Transaction in accordance with the terms of the constating documents governing the Focus Exchangeable LP Units.

Subject to the terms and conditions set forth below, the Transaction will be carried out pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA").

2.	Transaction Agreement

Enerplus and Focus, acting reasonably and in good faith, shall negotiate and enter into an agreement ("Transaction Agreement") as soon as reasonably practicable and in any event by January 10, 2008 to implement the Transaction to provide for the merger of Enerplus and Focus and the issue and distribution of Enerplus Units to holders of Focus Units ("Focus Unitholders") on the basis described in Section 1.  Enerplus and Focus will work together to achieve mutually agreeable structuring of the Transaction before the execution of the Transaction Agreement, having regard to relevant securities, corporate and trust laws and regulatory, stock exchange, tax and economic considerations.  It is intended that the Transaction will be structured to allow Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes, provided that Enerplus and Focus shall in good faith review the inclusion in the structure of the Transaction provisions that would allow Focus Unitholders to alternatively elect to exchange such Focus Units for Enerplus Units on a taxable basis, provided that Enerplus and EnerMark shall not be obligated to consent or agree to any structuring that could have an adverse effect on its mutual fund trust status or level of its ownership of property that is "taxable Canadian property" ("TCP") for the purposes of paragraph 132(7)(a) of the Income Tax Act (Canada).  It is also intended, to the extent possible and subject to the terms and conditions below, that the Transaction will be structured to qualify for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended.

The Transaction Agreement shall contain, in addition to the representations, warranties, covenants, conditions and other terms specified herein, customary representations and warranties by each of Enerplus and Focus in favour of the other, and such other customary terms, covenants and conditions as would be normal for a transaction of this nature on the terms generally proposed herein.

If the parties fail to execute the Transaction Agreement on or before January 10, 2008, each of Enerplus and Focus shall, subject to applicable law, be entitled, but not obligated, to proceed and require the other party to this agreement to proceed with the Transaction pursuant to the terms and conditions of this agreement.

The parties acknowledge and agree that the execution and delivery by Enerplus and EnerMark of this agreement is conditional upon each of the directors and executive officers of FET Resources concurrently having executed and delivered to Focus and Enerplus, or having agreed to execute and deliver to Focus and Enerplus as soon as reasonably practicable after the date hereof, lock-up agreements representing not less than 9.5% of the Focus Units, 58% of the Focus Exchangeable LP Units and 15% of the aggregate voting securities of Focus.

3.	Governance

On the Effective Date, the board of directors of EnerMark will add 2 current directors of FET Resources to the board of directors of EnerMark, who will be Clayton H. Woitas and David P. O'Brien.

4.	Employees

EnerMark will, not less than one week prior to the Effective Date, determine the employees of Focus and its subsidiaries ("Focus Employees") who will either be offered employment with EnerMark or be provided with confirmations of employment, as the case may be, (such Focus employees being the "Continuing Employees").  The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.  In the event that the employment of any Focus Employee is not continued as a Continuing Employee for reason other than voluntary resignation, such employee shall be entitled to the payment of a severance payment in an amount to be agreed by the Parties, acting reasonably.

Enerplus and Focus acknowledge that the Transaction will result in a "change of control" for purposes of the unit award incentive plan ("UAIP"), the trust unit rights incentive plan ("TURIP") (the UAIP and the TURIP are collectively referred to as the "Focus Incentive Plans") and the Focus executive employment agreements.

The parties agree that upon approval of the Transaction by Focus Unitholders, and prior to the effective date of the Transaction, all outstanding unit and right entitlements under such plans may be amended, to the extent necessary, to allow the payment of all entitlements in cash.  In calculating the cash entitlement under the UAIP, Focus shall used the five day volume weighted average trading price of the Focus Units during the five trading days ending on the second business day immediately prior to the effective date of the Transaction (the "VWAP") and, in calculating the cash entitlement under the TURIP, Focus shall use the VWAP less the exercise price (adjusted for the January distribution).  In addition, Focus may purchase and cancel all of the "out-of-the-money" rights under the TURIP at an amount of not more that $0.01 per right.  To the extent that the holders do not elect to receive cash under the UAIP, as amended, such unit shall be paid in Focus Units.  To the extent that all of the holders of rights under the TURIP do not exercise such rights, elect to receive cash or sell to Focus the "out-of-the-money" rights, the TURIP plan shall be amended such that holders of rights shall only be entitled receive Enerplus Units in accordance with the ratio set forth in Section 1.

The accompanying disclosure letter dated the date hereof and executed by the parties (the "Disclosure Letter") includes a bona fide, good faith estimate by Focus as of December 2, 2007, having regard to the assumptions set forth in the Disclosure Letter, of all obligations of Focus pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Focus incentive plan (including the Focus Incentive Plans), arising out of or in connection with the Transaction (collectively, the "Focus Change of Control Payments").

The Focus Change of Control Payments shall be paid in accordance with their terms and in any event as soon as is reasonably practicable following the Effective Date.

5.	Focus Unitholder Approval

Focus will call and hold a meeting ("Focus Meeting") of Focus Unitholders and the holders of Focus Exchangeable LP Units ("Focus Exchangeable LP Holders", and together with the Focus Unitholders, the "Focus Securityholders") to consider and approve the Transaction. Focus will, with the co-operation of Enerplus, prepare an information circular and proxy statement ("Information Circular") to be mailed to the Focus Securityholders for the purpose of the Focus Meeting.  At the Focus Meeting, the Focus Unitholders and Focus Exchangeable LP Holders shall vote together as a single class, and the approval of the Transaction will be subject to any other applicable "minority approval" or other requirements under applicable laws.  Each of the parties shall provide the other with all information with respect to itself as may be required for inclusion in the Information Circular and shall indemnify the other for any misrepresentation contained in such information.

6.	Cooperation

Each of Enerplus and Focus covenants and agrees to do all acts and things and take all steps required to complete the Transaction. Without limiting the generality of the foregoing, each of Enerplus and Focus covenants and agrees to use its commercially reasonable efforts to ensure that the aggregate value of the TCP of Enerplus following completion of the Transaction is not greater than 7% of the aggregate fair market value of the issued and outstanding Enerplus Units and to otherwise cause to be fulfilled the conditions precedent to the other party’s obligations to complete the Transaction and to not take any action that would cause such conditions not to be fulfilled.  Further, and without restricting the generality of the foregoing: (i) each party shall reasonably cooperate with the other party and its tax advisors in structuring the Transaction in a tax effective manner (as contemplated in Section 2), and assist the other party and its tax advisors in making such investigations and inquiries with respect to such party in that regard, as the other party and its tax advisors shall consider necessary, acting reasonably, provided that Focus and FET Resources shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Transaction by any of its securityholders and Enerplus and EnerMark shall not be obligated to consent or agree to any structuring that has the effect of increasing the consideration to be paid under the Transaction or that would reduce, for the purposes of the Income Tax Act (Canada), the aggregate cost amount of assets held directly by Focus to less than $1.1 billion; and (ii) if the parties are unable to implement the Transaction by way of plan of arrangement, the parties shall cooperate with each other to implement the Transaction by way of a merger whereby Enerplus would effectively acquire all or substantially all of the assets of Focus within approximately the same time periods and on economic terms (including trust unit exchange ratio and tax treatment contemplated in Section 2) having consequences to the Focus Unitholders that are economically equivalent to those contemplated by this agreement (an "Alternative Transaction"), and the parties agree to support the completion of such Alternative Transaction in the same manner as the Transaction and shall otherwise fulfill their respective covenants contained in this agreement in respect of such Alternative Transaction.

Enerplus and Focus shall use their reasonable commercial efforts to cause the Effective Date to occur on or about February 12, 2008 or as soon thereafter as reasonably practicable, provided that the Effective Date shall not occur during the period from January 31, 2008 to February 10, 2008 inclusive, and to cause the mailing of the Information Circular to the Focus Unitholders (the "Mailing Date") to occur as soon as reasonably practicable and in any event by January 22, 2008.

7.	Board Authorizations

(a)
The board of directors of EnerMark (the "Enerplus Board") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction and this agreement are in the best interests of Enerplus and the Enerplus Unitholders.

(b)
The board of directors of FET Resources (the "Focus Board") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction and this agreement are in the best interests of Focus and the Focus Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Focus Securityholders and has resolved unanimously to recommend approval of the Transaction by Focus Securityholders.

8.	Enerplus Conditions

Enerplus' obligation to proceed with the Transaction is subject to the following conditions:

(a)
No Material Adverse Change:  No Material Adverse Change (as defined below) shall occur with respect to Focus from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Focus shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Focus for the fiscal year ending December 31, 2006 or in the unaudited financial statements of Focus for the fiscal period ending September 30, 2007.

For the purposes of this agreement, "Material Adverse Change" or "Material Adverse Effect" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole and not specifically relating to any person and/or its subsidiaries, including changes in laws (including tax laws) and royalties, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the other party as of the date hereof (including in the Disclosure Letter), or (v) any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other party.

(b)
No Actions:  No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Enerplus, acting reasonably, in either case has had or, if the Transaction was consummated, would result in, a Material Adverse Change with respect to Focus or Enerplus, respectively, or would have a Material Adverse Effect on the ability of the parties to complete the Transaction.

(c)
No Material Breach:  Focus shall not be in material breach of its obligations under this agreement or under the terms of the Transaction Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change with respect to Focus or would, or would reasonably be expected to, materially impede completion of the Transaction.

(d)	Mailing Date: The Mailing Date shall occur not later than January 22, 2008.

(e)
Approvals: Enerplus and Focus shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Enerplus, acting reasonably, including without limitation:

(i)
the approval of the Focus Securityholders required for the Transaction pursuant to the constating documents of Focus and its subsidiaries, as applicable, and, if the Transaction is carried out as a plan of arrangement, as required by the Court of Queen's Bench of Alberta (the "Court"); and

(ii)
all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the Competition Act (Canada), the Investment Canada Act (Canada) and those of the Toronto Stock Exchange and New York Stock Exchange (in respect of the listing of the Enerplus Units, including those to be issued pursuant to the Transaction and, if applicable, with respect to any securityholder approvals) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated,

(collectively, the "Third Party Approvals").

(f)
Dissents:  If dissent rights are granted to Focus Unitholders by the Court in connection with the Transaction, holders of not more than 5% of the aggregate of the issued and outstanding Focus Units and Focus Exchangeable LP Units shall have validly exercised rights of dissent in relation to the Transaction.

(g)
Debt:  As at December 2, 2007, Focus' Debt shall not exceed $310 million.  "Focus' Debt" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding hedging obligations.

(h)
Status of Parties: Focus and Enerplus shall each be satisfied, acting reasonably, that each will be a "mutual fund trust" within the meaning of the Income Tax Act (Canada) (the "Tax Act") immediately prior to the time of completion of the Transaction, and the completion of the Transaction shall not cause Enerplus to cease to be a "mutual fund trust" within the meaning of the Tax Act, cause the value of the TCP of Enerplus to exceed 7% of the aggregate fair market value of the issued and outstanding Enerplus Units or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Enerplus or to any direct or indirect subsidiary trust or partnership of Focus before 2011 or to Focus for any period prior to the completion of the Transaction.

(i)	Closing: The Effective Date shall have occurred not later than February 28, 2008 (the "Outside Date").

(j)
Representations and Warranties:  The representations and warranties made by Focus in this agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this agreement or the Transaction Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change with respect to Focus, or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Focus shall have provided to Enerplus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Focus shall be entitled to cure any breach of a representation and warranty within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(k)
Covenants: Focus shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change with respect to Focus or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Focus shall have provided to Enerplus a certificate of two senior officers certifying compliance with such covenants; provided that Focus shall be entitled to cure any breach of a covenant within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(l)	Cost Amount: The aggregate cost amount of assets held directly by Focus, for the purposes of the Income Tax Act (Canada), shall not be less than $1.1 billion.

Enerplus may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Focus. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date save and except for Sections 15, 17 and 18 hereof which shall survive such termination and remain in full force and effect.

9.	Focus Conditions

Focus' obligation to proceed with the Transaction is subject to the following conditions:

(a)
No Material Adverse Change:  No Material Adverse Change shall occur with respect to Enerplus from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Enerplus shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Enerplus for the fiscal year ending December 31, 2006, or in the unaudited consolidated financial statements of Enerplus for the fiscal period ending September 30, 2007.

(b)
No Actions:  No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Focus, acting reasonably, in either case has had or, if the Transaction was consummated, would result in, a Material Adverse Change with respect to Focus or Enerplus, respectively, or would have a Material Adverse Effect on the ability of the parties to complete the Transaction.

(c)
No Material Breach:  Enerplus shall not be in material breach of its obligations under this agreement or under the terms of the Transaction Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change with respect to Enerplus or would, or would reasonably be expected to, materially impede completion of the Transaction.

(d)	Approvals: Enerplus and Focus shall obtain all Third Party Approvals on terms and conditions satisfactory to Focus, acting reasonably.

(e)
Dissents:  If dissent rights are granted to Focus Unitholders by the Court in connection with the Transaction, holders of not more than 5% of the aggregate of the issued and outstanding Focus Units and Focus Exchangeable LP Units shall have validly exercised rights of dissent in relation to the Transaction.

(f)
Status of the Parties:  Focus and Enerplus shall each be satisfied, acting reasonably, that each will be a "mutual fund trust" within the meaning of the Tax Act immediately prior to the time of completion of the Transaction, and the completion of the Transaction shall not cause Enerplus to cease to be a "mutual fund trust" within the meaning of the Tax Act, cause the value of the TCP of Enerplus to exceed 7% of the aggregate fair market value of the issued and outstanding Enerplus Units or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Enerplus before 2011.

(g)
Tax-Deferred Transaction:  The Transaction shall be completed in a manner which will result in a tax-deferred exchange of Focus Units for Enerplus Units for Canadian and United States income tax purposes for all Focus Unitholders other than Focus Unitholders who validly exercise rights of dissent in relation to the Transaction and those Canadian Focus Unitholders who elect to participate in the Transaction on a taxable basis for Canadian income tax purposes.

(h)	Closing: The Effective Date shall have occurred not later than the Outside Date.

(i)
Representations and Warranties:  The representations and warranties made by Enerplus in this agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this agreement or the Transaction Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change with respect to Enerplus or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Enerplus shall have provided to Focus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Enerplus shall be entitled to cure any breach of a representation and warranty within five business days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(j)
Covenants: Enerplus shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change with respect to Enerplus or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Enerplus shall have provided to Focus a certificate of two senior officers certifying compliance with such covenants; provided that Enerplus shall be entitled to cure any breach of a covenant within five business days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Focus may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Enerplus. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date save and except for Sections 15, 17 and 18 hereof which shall survive such termination and remain in full force and effect.

10.	Representations and Warranties

Enerplus represents and warrants to and in favour of Focus and acknowledges that Focus is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)
This agreement has been duly executed and delivered by each of Enerplus and EnerMark and constitutes a legal, valid and binding obligation of each of Enerplus and EnerMark enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(b)
There are not more than 130 million Enerplus Units issued and outstanding plus not more than 3.5 million Enerplus Units issuable pursuant to rights granted under Enerplus' trust unit rights incentive plan as of December 2, 2007.

(c)
The data and information in respect of Enerplus and its assets, reserves, liabilities, business and operations provided by Enerplus or its advisors to Focus or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading in any material respect as at the respective dates thereof.  Enerplus has no knowledge of any Material Adverse Change to the oil and gas reserves of Enerplus from that disclosed in such data and information.

(d)
The information and statements set forth in the information filed by Enerplus after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "Enerplus Public Record") as at the date hereof, as relates to Enerplus, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Enerplus which is not disclosed in the Enerplus Public Record, and Enerplus has not filed any confidential material change reports which continue to be confidential.

(e)
Enerplus' consolidated audited financial statements as at and for the fiscal year ended December 31, 2006 and Enerplus' consolidated unaudited financial statements as at and for the nine months ended September 30, 2007 (collectively the "Enerplus Financial Statements") were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Enerplus as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Enerplus on a consolidated basis.  There has been no material change in Enerplus' accounting policies, except as described in the notes to the Enerplus Financial Statements, since January 1, 2007.

(f)	None of Enerplus or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Enerplus Financial Statements (the "Enerplus Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Enerplus Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Enerplus Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this agreement.

(g)
Other than has been publicly disclosed or disclosed to Focus in writing, there has not occurred any material spills, emissions or pollution on any property of Enerplus or any of its subsidiaries (collectively the "Enerplus Parties"), nor have any of the Enerplus Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable laws or regulations applicable to the protection of the environment, hazardous substances or public and occupational health and safety (collectively, "Environmental Laws"), any of which might reasonably be expected to cause a Enerplus Material Adverse Change. All operations of the Enerplus Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change with respect to Enerplus.  None of the Enerplus Parties is subject to or aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to the Enerplus Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances, which would reasonably be expected to cause a Material Adverse Change with respect to Enerplus.

(h)
There are no actions, suits or proceedings in existence or pending or, to the knowledge of Enerplus or EnerMark, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Enerplus Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Enerplus Parties which, if successful, would reasonably be expected to cause a Material Adverse Change with respect to Enerplus, or would significantly impede the ability of the Enerplus Parties to consummate the Transaction.

(i)	Enerplus is a "mutual fund trust" within the meaning of the Tax Act and is a "foreign private issuer" for the purposes of U.S. securities laws.

(j)
Enerplus is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Enerplus was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(k)
To the knowledge of Enerplus, Enerplus has not withheld from Focus any material information or documents concerning Enerplus or any of its subsidiaries or their respective assets or liabilities during the course of Focus' review of Enerplus and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Focus by Enerplus pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

Focus represents and warrants to and in favour of Enerplus and acknowledges that Enerplus is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)
This agreement has been duly executed and delivered by each of Focus and FET Resources and constitutes a legal, valid and binding obligation of each of Focus and FET Resources enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(b)
As of December 2, 2007, there are not more than (i) 70.6 million Focus Units issued and outstanding, (ii) 9.2 million Focus Units issuable pursuant to the exchange of Focus Exchangeable LP Units, and (iii) the number of Focus Units issuable pursuant to rights and awards granted under the TURIP and the UAIP, (iv) 9.2 million Focus Exchangeable LP Units issued and outstanding, (v) 2.02 million rights granted under the TURIP, (vi) 330,000 restricted awards granted under the UAIP, and (vii) 630,000 performance awards granted under the UAIP.

(c)
The data and information in respect of Focus and its assets, reserves, liabilities, business and operations provided by Focus or its advisors to Enerplus or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading  in any material respect as at the respective dates thereof. Focus has no knowledge of any Material Adverse Change to the oil and gas reserves of Focus from that disclosed in such data and information.

(d)
The information and statements set forth in the information filed by Focus after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "Focus Public Record") as at the date hereof, as relates to Focus, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Focus which is not disclosed in the Focus Public Record, and Focus has not filed any confidential material change reports which continue to be confidential.

(e)
Focus' consolidated audited financial statements as at and for the fiscal year ended December 31, 2006 and Focus' consolidated unaudited financial statements as at and for the nine months ended September 30, 2007 (collectively the "Focus Financial Statements") were prepared in accordance with GAAP and fairly present in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Focus as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Focus on a consolidated basis.  There has been no material change in Focus' accounting policies, except as described in the notes to the Focus Financial Statements, since January 1, 2007.

(f)	None of Focus or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Focus Financial Statements (the "Focus Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Focus Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Focus Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this agreement.

(g)
Other than has been publicly disclosed, there have not occurred any material spills, emissions or pollution on any property of Focus or any of its subsidiaries (collectively the "Focus Parties"), nor have any of the Focus Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to cause a Material Adverse Change with respect to Focus. All operations of the Focus Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change with respect to Focus.  None of the Focus Parties is subject to or aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to the Focus Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances, which would reasonably be expected to cause a Material Adverse Change with respect to Focus.

(h)
There are no actions, suits or proceedings in existence or pending or, to the knowledge of Focus or FET Resources, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Focus Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Focus Parties which, if successful, would reasonably be expected to cause a Material Adverse Change with respect to Focus, or would significantly impede the ability of the Focus Parties to consummate the Transaction.

(i)	Focus is a "mutual fund trust" within the meaning of the Tax Act and is a "foreign private issuer" for the purposes of U.S. securities laws.

(j)
Focus is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Focus was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(k)
All agreements entered into by Focus with persons other than Enerplus regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Focus or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Focus has not waived the standstill or other provisions of any of such agreements.

(l)
Except as set forth in the Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Focus is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Focus in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this agreement does not and will not result in the restriction of Focus from engaging in this business or from competing with any person or in any geographic area.

(m)
Focus and its subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(n)
To the knowledge of Focus, Focus has not withheld from Enerplus any material information or documents concerning Focus or any of its subsidiaries or their respective assets or liabilities during the course of Enerplus' review of Focus and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Enerplus by Focus pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

11.	Material Changes

From and after the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, each of Enerplus and Focus shall promptly notify the other in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise.

12.	Focus Covenants Regarding Non-Solicitation

(a)
Focus and FET Resources shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this agreement with respect to any Acquisition Proposal (as defined herein) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Focus or FET Resources relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)
Neither Focus nor FET Resources shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Focus and FET Resources and their officers, directors and advisers may:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this agreement, by Focus or FET Resources or any of their officers, directors or employees or any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Focus substantially similar to the confidentiality and standstill agreement dated November 7, 2007 (the "Confidentiality Agreement") entered into between Enerplus and Focus (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Enerplus as set out below), may furnish to such third party information concerning Focus and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal which the Focus Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Focus Unitholders than the transaction contemplated by this agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under applicable laws (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Focus and FET Resources provide prompt notice to Enerplus to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Enerplus, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Focus and FET Resources shall notify Enerplus orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Enerplus, copies of all information provided to such party and all other information reasonably requested by Enerplus), within 24 hours of the receipt thereof, shall keep Enerplus informed of the status and details of any such inquiry, offer or proposal and answer Enerplus' questions with respect thereto; and

(vi)
comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Focus Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this agreement as contemplated by Section 12(c) and after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under applicable laws and Focus and FET Resources comply with their obligations set forth in Section 12(c) and terminate this agreement in accordance with Section 16(d) and concurrently therewith pays the amount required by Section 15 to Enerplus.

(c)
Following receipt of a Superior Proposal, Focus and FET Resources shall give Enerplus, orally and in writing, at least 72 hours advance notice of any decision by the Focus Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Focus Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Focus and FET Resources agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period Focus and FET Resources shall, and shall cause their financial and legal advisors to, negotiate in good faith with Enerplus and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Transaction as would enable Focus and FET Resources to proceed with the Transaction as amended rather than the Superior Proposal. In the event Focus and FET Resources propose to amend this agreement and the Transaction to provide the Focus Unitholders with a value per Focus Unit equal to or having a value greater than the value per Focus Unit provided in the Superior Proposal and so advises the Focus Board prior to the expiry of such 72 hour period, the Focus Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

(d)
Enerplus and EnerMark agree that all information that may be provided to them by Focus or FET Resources with respect to any Superior Proposal pursuant to this Section 12 shall be treated as if it were "Evaluation Material" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce their rights under this agreement in legal proceedings.

(e)
Each party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 12 applicable to such party. Each party shall be responsible for any breach of this Section 12 by such party's officers, directors, employees, investment bankers, advisers or representatives.

(f)
"Acquisition Proposal" means any inquiry or the making of any proposal to Focus or FET Resources or the Focus Unitholders and/or Focus Exchangeable LP Holders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Focus or its Focus Securityholders of 20% or more of the voting securities of Focus or its subsidiaries; (ii) any acquisition of a substantial amount of assets of Focus or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Focus or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Focus or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to Enerplus and EnerMark under this agreement or the Transaction; except that for the purpose of the definition of "Superior Proposal" in Section 12(b)(v)(A) above, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets".

13.	Business Activities

Focus agrees that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except with the written consent of Enerplus or EnerMark, as required by law or as otherwise expressly permitted or specifically contemplated by this agreement:

(a)
Focus' affairs and the business of FET Resources and each of Focus' other subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this agreement or any of the transactions contemplated by this agreement;

(b)
Focus shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.14 per Focus Unit; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions (for certainty, the only distribution record dates occurring from the date hereof to the Outside Date inclusive are December 31, 2007 and January 31, 2008); (iv) issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Focus or any of its subsidiaries (other than to Focus or any of its subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units on the terms previously publicly announced; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to Focus' trust indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Focus will not, and will not permit any of its subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Focus Public Record): (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $3 million or $10 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $3 million individually or $10 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Enerplus or EnerMark prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Transaction; (iv) reorganize, amalgamate, merge or otherwise combine Focus or any of its subsidiaries with any other person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a subsidiary or affiliate of Focus as of the date hereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets with an acquisition cost in excess of $3 million individually or $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Transaction; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Focus Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
except so as to permit the acceleration of the vesting and payment pursuant to the Focus Incentive Plans and executive employment agreements as contemplated in Section 4, neither Focus nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable laws or with respect to existing provisions of any such plans, programs, arrangements or agreements

(e)
except as contemplated in Section 4, Focus shall not, and shall cause each of its subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(f)
except as contemplated in Section 4, Focus shall not, and shall cause each of its subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with applicable laws or with the existing provisions of any such plans, programs, arrangements or agreements (including the Focus Incentive Plans); or (v) advance any loan to any officer, director or any other party not at arm's length to Focus and its subsidiaries;

(g)
Focus shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Focus will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)
each of Focus and FET Resources shall use its commercially reasonable efforts to ensure that all outstanding rights or awards outstanding under the Focus Incentive Plans (the "Focus Incentive Rights") are either paid, issued, terminated, expired or surrendered prior to the Effective Date, provided that other than as contemplated by Section 4, Focus and FET Resources shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Focus Rights, except to permit the accelerated vesting and payment of Focus Incentive Rights (if required) and to cause the payment, issue, cancellation, termination, expiry or surrender of the Focus Incentive Rights prior to the Effective Date without payment therefor; and

(i)
Focus and FET Resources shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this agreement untrue in any material respect at any time prior to completion of the Transaction or termination of this agreement, whichever first occurs.

Enerplus agrees that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except with the written consent of Focus or FET Resources, as required by law or as otherwise expressly permitted or specifically contemplated by this agreement:

(a)
Enerplus' affairs and the business of EnerMark and each of Enerplus' other subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this agreement or any of the transactions contemplated by this agreement, and further provided that this paragraph shall not restrict Enerplus or any subsidiary of Enerplus from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition or disposition of any oil and gas assets or properties or of the security interests in any person engaged in the oil and gas business in any manner, including other than in the usual and ordinary course consistent with past practices, and provided that the doing of any such thing does not have a Material Adverse Effect on Enerplus;

(b)
Enerplus shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents (except to increase the maximum number of directors who may be appointed to the Enerplus Board to 15 and as is required to comply with the U.S. "direct registration requirements" prior to January 1, 2008); (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount not to exceed $0.42 per Enerplus Unit (it being understood that Enerplus has no current intention to change its distribution policy); (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to Enerplus' trust indenture); (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; provided that this paragraph shall not restrict Enerplus or any of Enerplus' subsidiaries from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to the acquisition or disposition of any oil and gas assets or properties or of the security interests in any Person engaged in the oil and gas business in any manner, including by doing any of the things specifically enumerated herein and provided that the doing of any such thing does not have a Material Adverse Effect on Enerplus; and

(c)
Enerplus and EnerMark shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this agreement untrue in any material respect at any time prior to completion of the Transaction or termination of this agreement, whichever first occurs.

14.	Provision of Information; Access

From and after the date hereof, Focus and FET Resources shall provide the Enerplus and EnerMark and their representatives access, during normal business hours and at such other time or times as Enerplus or EnerMark may reasonably request, to their premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Enerplus and EnerMark all information concerning their businesses, properties and personnel as Enerplus or EnerMark may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Enerplus and EnerMark to be in a position to expeditiously and efficiently integrate the businesses and operations of Focus and Enerplus immediately upon but not prior to the Effective Date.  Without limitation, representatives of Enerplus and EnerMark will be permitted to attend FET Resources' weekly operations meetings.  Focus and FET Resources agree to keep Enerplus and EnerMark fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Focus and FET Resources.  Focus and FET Resources shall confer with and obtain Enerplus' approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

15.	Damages

If at any time after the execution of this agreement:

(a)
the Focus Board has withdrawn or changed any of its recommendations or determinations referred to in Section 7(b) in a manner adverse to Enerplus or shall have resolved to do so prior to the Effective Date;

(b)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Unitholders do not approve the Transaction or the Transaction is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)	Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)
Focus is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Transaction, and Focus fails to cure such breach within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e)
Focus is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Transaction, and Focus fails to cure such breach within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "Enerplus Damages Event"), then in the event of the termination of this agreement pursuant to Section 16, Focus shall pay to Enerplus $48 million as liquidated damages in immediately available funds to an account designated by Enerplus within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Focus shall be deemed to hold such funds in trust for Enerplus.  Focus shall only be obligated to pay a maximum of $48 million pursuant to this Section 15.  In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Unitholders do not approve the Transaction and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is not consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; then Focus shall pay to Enerplus $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Enerplus in relation to the Transaction.

Each party acknowledges that all of the payment amounts set out in this Section 15 are payments of liquidated damages which are a genuine pre-estimate of the damages which Enerplus will suffer or incur as a result of the event giving rise to such damages and resultant termination of this agreement and are not penalties. Each of Focus and FET Resources irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this Section 15 is the sole monetary remedy of Enerplus and EnerMark provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by Focus and/or FET Resources.  Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

16.	Termination

This agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Enerplus and Focus;

(b)	as provided in Sections 8 and 9;

(c)	by Enerplus upon the occurrence of a Enerplus Damages Event as provided in Section 15; or

(d)
by Focus upon the occurrence of a Enerplus Damages Event as provided in Section 15(c) (in accordance with Section 12(b)(vii) and provided Focus has complied with its obligations set forth in Section 12(c)) and the payment by Focus to Enerplus of the amount required by Section 15.

In the event of the termination of this agreement in the circumstances set out in subsections (a) through (d) of this Section 16, this agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to the obligations set forth in Section 15 and each party's obligations in the Confidentiality Agreements, which shall survive such termination.

17.	Confidentiality

It is the agreed intention of the parties to issue joint or separate press releases disclosing the Transaction contemplated hereby immediately following execution of this agreement and after consultation with each other as to the timing and content of such release(s). Neither party will otherwise make any disclosure of this agreement or its contents to any third parties without the prior written consent of the other party provided however that such disclosure may be made, after consultation with the other party, in response to requirements of applicable law or the policies, rules or requirements of securities regulatory authorities or stock exchanges.

18.	Privacy Matters

The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of personal information acquired by or disclosed to the parties pursuant to or in connection with this agreement (the "Disclosed Personal Information").  None of the parties shall use the Disclosed Personal Information for any purposes other than those relating to the performance of this agreement and the completion of the Transaction.

19.	Assignment

Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

20.	No Finder’s Fee, Etc.

Focus and FET Resources represent and warrant to Enerplus and EnerMark that neither Focus nor FET Resources has entered into any arrangement whereby any of Enerplus, EnerMark, Focus or FET Resources will have any liability for financial or strategic advisor's, broker's or finder's fees  (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Focus' fees to its financial and strategic advisors.  Focus has provided to Enerplus true and correct copies of its agreements with each of its financial advisors.

21.	Insurance

Enerplus and Focus shall cooperate to secure director and officer insurance coverage for the current directors and officers of Focus in a per occurrence coverage amount to be agreed by the parties, acting reasonably, on a trailing liability basis and for a period of six years.

22.	Costs

Except as set forth in Section 15, all fees, costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Transaction is completed.

23.	Obligations

The obligations of Enerplus hereunder are not personally binding upon any trustee or holder of trust units of Enerplus and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Enerplus only shall be bound by such obligations.

The obligations of Focus hereunder are not personally binding upon any trustee or holder of trust units of Focus and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Focus only shall be bound by such obligations.

If the terms of this agreement are acceptable to Focus, please sign below on the enclosed duplicate copy of this letter and return the same to Focus.

Yours truly,                                                                                                                                                                      AGREED TO this 2nd  day of December, 2007

ENERPLUS RESOURCES FUND, by EnerMark Inc.		FOCUS ENERGY TRUST, by FET Resources Ltd.

Per:	"Gordon J. Kerr"	Per:	"Derek W. Evans"
	Gordon J. Kerr President and Chief Executive Officer		Derek W. Evans President and Chief Executive Officer

Per:	"Ian C. Dundas"	Per:	"William D. Ostlund"
	Ian C. Dundas Senior Vice President, Business Development		William D. Ostlund Senior Vice-President and Chief Financial Officer

ENERMARK INC.		FET RESOURCES LTD.

Per:	"Gordon J. Kerr"	Per:	"Derek W. Evans"
	Gordon J. Kerr President and Chief Executive Officer		Derek W. Evans President and Chief Executive Officer

Per:	"Ian C. Dundas"	Per:	"William D. Ostlund"
	Ian C. Dundas Senior Vice President, Business Development		William D. Ostlund Senior Vice-President and Chief Financial Officer